July 24, 2001

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC
USA 20549

                       INTERIM REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                      COLUMBIA INSURANCE CORPORATION, LTD.
                                801 E. 86TH AVE.
                             MERRILLVILLE, IN 46410

                                FILE NO. 70-8905
                                FILE NO. 70-9371

Gentlemen:

In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated October 25, 1996 authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended (the "application"), the undersigned hereby submits the following information applicable to Columbia Insurance Corporation, Ltd. ("CICL") for the January 1, 2001 through June 30, 2001 period.

1. Provide a general description of loss exposure/experience for automobile, "all-risk" property, and general liability insurance coverage.

CICL was licensed in 1996 to reinsure certain of the "all risks" property, general and automobile liability risks at Columbia Energy Group ("Columbia"), its subsidiaries and associates. It continues to write these risks under reinsurance agreements with qualified primary insurance carriers. At June 30, 2000 the General and Automobile Liability reinsurance agreement was renewed at existing terms and conditions. At July 1, 2000 a new All Risks Property reinsurance agreement was negotiated, with retentions remaining the same as in the prior period. Details of the coverage and limits reinsured, by line of business and underwriting year, are provided as Exhibit 1.

As further discussed under point 2 below, CICL's loss experience under each of the reinsurance agreements continues to fall within the "expected" range, based on the actuarial analysis of its losses. There have been 62 losses reported and $7,140,833 in paid claims since inception - $1,445,621 for the period under review.

2. Provide an analysis by subsidiary or associate company of auto liability, general liability and property losses and expenses incurred during the six-month period as compared to premiums paid.

For the period under review CICL's incurred loss to earned premium ratios for the policies which incepted at 7/1/00 were as follows:


                               EARNED PREMIUM       INCURRED LOSS
COVERAGE LINE                    (1/1-6/30)         (INCL. IBNR)          LOSS RATIO
---------------------------------------------------------------------------------------
All Risk Property                $1,543,500           $850,000              55.07%
General/ Auto Liability          $1,406,500          $2,000,000             142.20%
Long-Term Disability             $2,616,823          $2,412,884             92.21%
---------------------------------------------------------------------------------------
Totals                           $5,566,823          $5,262,884             94.54%


The above ratios reflect a conservative reserving position, as is appropriate for a company in its early years of writing business. The premium above also reflects an additional All-Risk Property premium of $441,000 for the addition of NiSource property risk effective 1/1/01.

3. Provide an analysis by subsidiary or associate companies of claims paid by CICL on behalf of such subsidiary or associate company and include the lead-in reserve available to CICL and end-of-period reserve balance.

Reported beginning-of-period loss reserves and end-of-period loss reserves on CICL's property and liability programs as at December 31, 2000 and June 30, 2001, were $17,270,251 and $18,353,630 respectively. Detail of incurred and paid losses, by line of business and underwriting year, is provided in Exhibit 2.

At 6/30/2001, CICL also had a reserve for long term disability (LTD) risks assumed under portfolio transfer agreements with two unrelated insurers and a new policy issued effective 1/1/01. A qualified actuary has estimated the LTD reserve to be approximately $12,000,000. Prior to assuming this risk, CICL applied for, and was granted, a Prohibited Transaction Exemption by the Department of Labor, having shown in their application that the reinsurance of the LTD risks of employees of Columbia by CICL would allow Columbia to improve the LTD benefits provided. In order to provide this employee benefit reinsurance program, CICL formed a Vermont branch of their Bermuda captive, exclusively for the purpose of reinsuring ERISA risks. CICL also changed its license class to allow it to underwrite Long Term (life) risks.

4. Provide a listing that illustrates the increases and decreases to premiums for each subsidiary or associate company as a result of the operations of CICL and loss experience of each subsidiary as a result of operations of CICL.


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As of the latest renewal, CICL has implemented a premium allocation model based on exposure and experience of each subsidiary. Exhibit 3 highlights the model which uses an 80%/20% weighting for experience/exposure to derive premium. The GL premium paid to CICL was reduced by 7.5% for the 2000/01 period based on positive experience through the first policy periods. The all-risk premium was increased by 10.25% due to increased exposure and loss activity due to the 1/1/01 addition of NiSource into the captive. The model is presented in Exhibit 4.

The net premium for the LTD risks assumed by the captive during the period under review represents a 6 month (1/1/01-7/1/01) period for LTD premium charged by the commercial insurer which issued the policies, less insurer expenses. It is anticipated that using CICL to reinsure this risk will allow Columbia to continue to provide the expanded employee benefit coverage, without a commensurate increase in rates.

5. Provide a statement of actual savings achieved by Columbia as a result of the operations of CICL.

Exhibit 5 gives the estimated cost of purchasing guaranteed cost (commercial) coverage for the layers of insurance reinsured to CICL for 1996/97, 1997/98, 1998/99, 1999/2000 and 2000/01 compared to the actual premium paid to CICL, for the period from its incorporation to June 30, 2001. The comparison is made using market quotes obtained for commercial coverage. As shown in the exhibit, in the current period Columbia has realized immediate pre-tax savings of approximately 12% by reinsuring certain of the risks to CICL. Cumulatively, taking into account investment income earned on reserves, savings could be as high as 15%.


6. Provide a copy of CICL's income statement and balance sheet, including any notes thereto.

CICL's income statement and balance sheet including any notes are attached.

Very truly yours,

COLUMBIA INSURANCE CORPORATION, LTD.




By:   /s/ J.W. Grossman
      ------------------------------
      J. W. Grossman, President

                       Columbia Insurance Corporation, LTD
                                  Balance Sheet
                               As of June 30, 2001
                                     ($000)


ASSETS


Investment and other assets                                            6,186
                                                                 ------------

Current Assets

    Cash and temporary cash investments                               24,912
    Accounts receivable, net
       Intercompany                                                      418
       Other                                                             649
    Prepayments                                                           56
                                                                 ------------
Total Current Assets                                                  26,035
                                                                 ------------


Deferred Charges                                                       1,560
                                                                 ------------


TOTAL ASSETS                                                          33,781
                                                                 ============

CAPITALIZATION AND LIABILITIES

Capitalization
    Common Stock Equity
       Common stock, $25 par value (4,800 shares outstanding)            120
       Additional paid-in capital                                      1,039
       Retained earnings                                               1,812
                                                                 ------------
Total Capitalization                                                   2,971
                                                                 ------------

Current Liabilities
    Accounts and drafts payable                                           50
    Intercompany accounts payable                                      1,153
    Accrued taxes                                                        136
    Other                                                                110
                                                                 ------------
Total Current Liabilities                                              1,449
                                                                 ------------

Other Liabilities and Deferred Credits                                29,361
                                                                 ------------

TOTAL CAPITALIZATION AND LIABILITIES                                  33,781
                                                                 ============

                       Columbia Insurance Corporation, LTD
                                Income Statement
                           Year-to-Date, June 30, 2001
                                     ($000)


Operating Revenues                                     5,626

Operating Expenses                                     5,242
                                                 ------------

Operating Income                                         384
                                                 ------------

Other Income (Deductions)
     Interest income and other, net                      786
                                                 ------------
Total Other Income (Deductions)                          786
                                                 ------------

Income Before Income Taxes                             1,170

Income Taxes                                             410
                                                 ------------

Net Income                                               761
                                                 ============